FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 3, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	UK Listing Schedule Authority - Six Monthly Returns

2.	Press release dated October 1, 2003

3.	Press release dated October 1, 2003

4.	Press release dated October 6, 2003

5.	Press release dated October 9, 2003

6.	Press release dated October 13, 2003

7.	Press release dated October 13, 2003

8.	Press release dated Octboer 13, 2003

9.	Press release dated October 13, 2003

10.	Press release dated October 15, 2003

11.	Press release dated October 15, 2003

12.	Press release dated October 20, 2003

13.	Press release dated October 22, 2003

14.	Press release dated October 22, 2003

15.	Press release dated October 27, 2003

16.	Press release dated October 28, 2003

Item 1.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

AVS No.: 215673

Please ensure the entries on this return are typed

1.	Name of company ARM Holdings plc
2.	Name of scheme ARM Holdings plc Saving Related Share Option Scheme
3.	Period of return: From 15 Jan 2003 to 14 July 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,056,814
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	1,056,814
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,943,000 in Nov 1999, 172,095 in Oct 2000, 904,618 in Sept 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,022,934,590

Contact for queries: Name: Stuart Umney Telephone: 01223 400764	Address: ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ

Person making return

Name:          Stuart Umney

Position:       Financial Accountant

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

AVS No.: 215673

Please ensure the entries on this return are typed

1.	Name of company ARM Holdings plc
2.	Name of scheme ARM Holdings plc Stock Option Plan
3.	Period of return: From 15 Jan 2003 to 14 July 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	4,890,163
5.	Number of shares issued/allotted under scheme during period:	201,590
6.	Balance under scheme not yet issued/allotted at end of period	4,688,573
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	8,705,000 in July 1999, 704,000 in Oct 1998, 1,191,254 in Oct 2000, 1,705,100 in Sept 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,022,934,590

Contact for queries: Name: Stuart Umney Telephone: 01223 400764	Address: ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ

Person making return

Name:          Stuart Umney

Position:       Financial Accountant

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

AVS No.: 215673

Please ensure the entries on this return are typed

1.	Name of company ARM Holdings plc
2.	Name of scheme ARM Holdings plc Saving Related Share Option Plan
3.	Period of return: From 15 Jan 2003 to 14 July 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	216,721
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	216,721
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,151,349 in Oct 2000, 205,808 in Sept 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,022,934,590

Contact for queries: Name: Stuart Umney Telephone: 01223 400764	Address: ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ

Person making return

Name:          Stuart Umney

Position:       Financial Accountant

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

AVS No.: 215673

Please ensure the entries on this return are typed

1.	Name of company ARM Holdings plc
2.	Name of scheme ARM Holdings plc Unapproved Share Option Scheme
3.	Period of return: From 15 Jan 2003 to 14 July 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	13,610,190
5.	Number of shares issued/allotted under scheme during period:	760,000
6.	Balance under scheme not yet issued/allotted at end of period	12,850,190
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	13,670,000 in July 1999, 13,671,863 in Oct 2000, 904,618 in Sept 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,022,934,590

Contact for queries: Name: Stuart Umney Telephone: 01223 400764	Address: ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ

Person making return

Name:          Stuart Umney

Position:       Financial Accountant

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

AVS No.: 215673

Please ensure the entries on this return are typed

1.	Name of company ARM Holdings plc
2.	Name of scheme ARM Holdings plc Executive Option Scheme
3.	Period of return: From 15 Jan 2003 to 14 July 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	7,073,037
5.	Number of shares issued/allotted under scheme during period:	215,000
6.	Balance under scheme not yet issued/allotted at end of period	6,858,037
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	29,220,300 in July 1999, 18,650,000 in Oct 1998, 7,362,219 in Oct 2000, 889,372 in Sept 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,022,934,590

Contact for queries: Name: Stuart Umney Telephone: 01223 400764	Address: ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ

Person making return

Name:          Stuart Umney

Position:       Financial Accountant

Signature:

Item 2.

COURT RULES IN FAVOR OF ARM IN PATENT INFRINGEMENT SUIT

CAMBRIDGE, UK — Oct. 1, 2003 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced details of the company’s patent infringement litigation with Nazomi Communications, Inc., over ARM’s intellectual property incorporating the current commercial design of its Jazelle® Java accelerator technology.

Yesterday, Judge Fogel in the United States District Court for the Northern District of California issued his ruling on ARM’s early summary judgement motion in Nazomi’s patent infringement suit against ARM. Judge Fogel’s decision favors ARM and grants ARM’s motion for partial summary judgment by ruling that products using the current commercial design of ARM’s Jazelle technology do not infringe on Nazomi’s U.S. Patent number 6,332,215. Only the part of the lawsuit that relates to earlier, discontinued ARM prototypes will, for now, proceed. This decision means that ARM may continue to provide leading designs of microprocessor solutions incorporating its Jazelle Java accelerator technology to the market.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 3.

Key points for journalists and analysts:

  ARM’s technology enables Via Telecom to reduce product size and save on power consumption and increase the reliability of its mobile phones.
  The high performance, low cost and low-power consumption benefits of the ARM7TDMI core means it is widely used within the wireless industry.
  ARM’s technology enables Via Telecom’s single chip baseband processor designs to meet or exceed the specifications of mobile stations for worldwide 3G CDMA systems.

VIA TELECOM LICENSES ARM CORE FOR CDMA DESIGN

VIA Telecom CDMA baseband processors incorporate industry leading ARM core for power-
efficient enhanced performance and reliability

SAN DIEGO, CA AND CAMBRIDGE UK – Oct. 1, 2003 - VIA Telecom, Inc, a leading innovator and developer of CDMA chipsets, and ARM [LSE: ARM; Nasdaq: ARMHY], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that VIA Telecom has licensed the ARM7TDMI® microprocessor core.

Using ARM® technology, VIA Telecom can provide mobile phone customers with high-powered, energy-efficient solutions that reduce overall product size and power consumption while increasing reliability. It will also enable baseband processors designed to meet or exceed the specifications of mobile stations for worldwide 3G CDMA systems as specified by IS-2000 standards.

“As a standard for wireless applications, ARM’s processor technology provides the strongest foundation for VIA Telecom’s next generation of single-chip CDMA baseband processors,” said Ker Zhang, CEO of VIA Telecom, Inc. “The high performance and low-power consumption qualities of the industry-leading ARM7TDMI core enables us to provide wireless equipment manufacturers with innovative solutions that expedite time-to-market and minimize production costs.”

“VIA Telecom’s position as one of the foremost suppliers of CDMA baseband processor solutions and its selection of the ARM architecture further underscores the ARM core’s status as the industry benchmark,” said John Rayfield, VP of US Marketing, ARM. “The ARM7TDMI core will enable them to provide a low-power single baseband solution without sacrificing the performance required for next-generation wireless applications. VIA Telecom will also be able to take advantage of the support for the wide range of applications software and tools made available to them by ARM.”

VIA Telecom’s single-chip CBP4.0 CDMA Baseband Processor is the industry’s most integrated single chip baseband processor solutions, providing a complete 3G cdma2000® Release 0 solution; it is also backwards-compatible to IS-95B and integrates mixed signal analog and digital functionality with a seamless interface to multiple RF components from the industry’s leading suppliers.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About VIA Telecom, Inc.
VIA Telecom, Inc., a privately held fabless semiconductor company headquartered in San Diego, California, is a leading innovator and developer of CDMA chipsets. VIA Telecom’s single-chip CDMA baseband processors support IS-95 and CDMA2000 technologies and are used in 3G voice, data, and GPS-enabled devices. In addition to its powerful chipsets, VIA Telecom also offers a software development package including protocol stack software, customizable user interface, software diagnostic tools, and test support.

VIA Telecom design centers are located in San Diego and Fremont, California; Taipei, Taiwan; and Hangzhou, China. Sales and marketing offices are located in the United States, Taiwan, China and Korea. Additional information is available at www.via-telecom.com or by e-mail: marketing@via-telecom.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

All product or service names mentioned herein are the trademarks or registered trademarks of their respective owners.

Note to reporters, editors and writers: VIA is written in ALL CAPS.

ARM Media Contacts

ARM
Michelle Spencer
Tel: +44-1628-427780
Email: michelle.spencer@arm.com

VIA Telecom PR Contact

International:	Richard Brown
Phone:	(886)-2-2218-5452 #6201
Fax:	(886)-2-2218-5453
Email:	RichardBrown@via.com.tw

Item 4.

Editorial Contacts
Mike He	Solveig Loesch	Michelle Spencer
National Semiconductor	National Semiconductor	ARM
408-721-5222	Europe	+44-1628 427780
mike.he@nsc.com	+49-8141-35-1443	michelle.spencer@arm.com
solveig.loesch@nsc.com

NATIONAL SEMICONDUCTOR AND ARM RELEASE POWERWISE
INTERFACE OPEN-STANDARD SPECIFICATION

SANTA CLARA, CALIF. AND CAMBRIDGE, UK – October 6, 2003 – National Semiconductor Corporation (NYSE:NSM) and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today released PowerWise™ Interface (PWI) technology, jointly promoted as an open standard interface for system power management. PWI technology enables rapid deployment of advanced power management solutions in handheld electronic devices by providing an open, industry-wide standard for the interconnect between digital processors and power management integrated circuits.

Today’s portable electronic devices such as mobile phones, handheld gaming consoles and portable media players offer a host of new benefits for consumers. However, these benefits place a significant strain on the power budget. Designers now face the dilemma of having to reduce the power consumption of digital processors while simultaneously maximizing battery life. This dilemma has led to the development of more advanced power management solutions that dynamically reduce power consumption based on the application software workload and environmental conditions. PWI technology provides the hardware interconnect standard for universal deployment of such solutions.

“PWI technology represents National’s commitment to provide the most innovative and advanced power management solutions to the portable electronics market,” said Peter Henry, vice president of portable power systems, National Semiconductor. “The adoption of an industry standard for system power solutions will propel the continued growth of the mobile phone and handheld markets.”

Leaders in the mobile industry have welcomed the move toward standardization.

-- more --

National & ARM Release Powerwise Interface Open-Standard Specification

“Intel recognizes the importance of energy management in cellular systems and endorses open industry standards. National’s PWI is complementary to Intel’s Wireless SpeedStep technology – together they can lead to significant reductions in power consumption for cellular and handheld products,” said Duane Mills, Senior Principal Engineer in Intel’s PCA Components Group.

“Samsung applauds the efforts of National Semiconductor and ARM in releasing the PowerWise Interface open standard,” said Mr. HS Seo, senior engineer of Mobile Communication Division in Samsung Electronics. “PWI technology is a cutting-edge power management solution and we expect the PWI specification to offer great savings in battery life.”

“PWI technology is the result of collaboration between ARM and National Semiconductor and includes significant contributions from key mobile phone, semiconductor and power management IC vendors across the industry. PWI reflects our continued commitment to provide the most advanced power management technologies and solutions,” said Oliver Gunasekara, director of Wireless, ARM. “The development of a common interface is an important step in simplifying the design process and will significantly accelerate the deployment and adoption of innovative power management technologies.”

About PowerWise Interface
The PowerWise Interface specification defines a 2-wire serial interface connecting the integrated power controller of a SoC (system-on-chip) processor system with a PMIC (power management integrated circuit) voltage regulation system that enables system designers to dynamically adjust the supply and threshold voltages on digital processors. The PWI specification defines the required functionality in the PWI-slave: the operating states, the physical interface, the register set, the command set, and the data communication protocol for messaging between the PWI-master and the PWI-slave. The PWI command set includes PMIC operating state control, register read, register write and voltage adjust commands. The specification additionally provides provision for user-defined registers in the PWI-slave.

Availability
The PWI specification is available immediately from National Semiconductor and ARM for adoption on a royalty-free and license-free basis. Companies interested in adopting the specification can do so by submitting an adopter’s agreement. The agreement can be downloaded at: www.pwistandard.org.

PWI specification-compliant power management integrated circuits will be available to the market in the first half of 2004 from multiple vendors. National and ARM are collaborating on the development of PWI specification-compliant on-chip power controller IP that will be licensed immediately and available for

-- more --

National & ARM Release Powerwise Interface Open-Standard Specification

delivery in first half of 2004. National Semiconductor will also launch PWI specification-compliant external power management integrated circuits in the first half of 2004. At the same time, ARM will license Intelligent Energy Manager™ (IEM) technology to their semiconductor partners and manufacturers to provide operating system-driven software management of designs using PWI-compliant components.

About National Semiconductor
National Semiconductor is the premier analog company driving the information age. Combining real-world analog and state-of-the-art digital technology, the company is focused on analog-based semiconductor products, which include stand-alone devices and subsystems in the areas of power management, imaging, display drivers, audio, amplifiers and data conversion. The company targets key markets such as wireless, displays, PCs, networks and a broad range of portable applications. With headquarters in Santa Clara, California, National reported sales of $1.67 billion for its most recent fiscal year. Additional company and product information is available on the World Wide Web at www.national.com.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http//www.arm.com.

###

National Semiconductor is a registered trademark and PowerWise is a trademark of National Semiconductor Corporation. All other brands or product names are trademarks or registered trademarks of their respective holders.

ARM is registered trademark of ARM Limited. Intelligent Energy Manager is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 5.

Published: 10:00 09.10.2003 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Expands Foundry Program With Addition Of Core And PrimeXsys Platform

TSMC and UMC license the ARM926EJ core into ARM Foundry Program.

CAMBRIDGE, UK - Oct. 9, 2003 -ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at the FSA Expo, San Jose, Calif., that is has expanded the offerings available through the ARM® Foundry Program to include the ARM926EJ(TM) core, the ARM926EJ PrimeXsys(TM) Platform and the Embedded Trace Macrocell(TM) module. These products are combined into the ARM926EJ Prime Starter Kit which OEMs and fabless semiconductor companies can license directly from ARM. By establishing this combined licensing model for the first time, ARM is now able to offer OEMs and fabless design houses access to the first Jazelle® technology-enabled ARM core along with a platform for accelerating designs to market.

Leading semiconductor foundries Taiwan Semiconductor Manufacturing Company (TSMC) and United Microelectronics Corporation (UMC), (NYSE: UMC) will be the first two foundries to offer the ARM926EJ core through the ARM Foundry Program.

The ARM926EJ core features ARM Jazelle technology providing optimum Java byte code execution performance with low-power consumption. The core has an MMU feature for enhanced virtual memory support to run popular, complex Open operating systems, such as Symbian OS, Windows CE, Linux, Palm OS and QNX. The core also includes advanced system architecture features such as fixed 16K instruction and data caches, interfaces to configurable instruction and data Tightly Coupled Memory (TCM) and an integral AMBA(TM) 2.0 AHB interface with separate instruction and data AHB masters for optimum performance in a multilayer AHB system. The ARM926EJ core is ideally suited to support designs in the wireless, portable, broadband, networking, storage, and automotive telematics and infotainment markets.

The Embedded Trace Macrocell (ETM9) real-time trace module, is capable of instruction and data tracing inside a core and is an integral part of the ARM RealView® development tools.

The ARM926EJ PrimeXsys Platform is the best possible starting point for any ARM926EJ core-based design and will reduce the development time cost and risk of any first-time design.

Through the combined licensing of the ARM926EJ core, the PrimeXsys Platform and the Embedded Trace Macrocell module, fabless design houses and OEMs will be able to shorten their design cycles and have the flexibility to achieve end-product differentiation.

"Today’s announcement demonstrates our continued commitment to the Foundry Program as it marks the first time we have combined the licensing of a core with the PrimeXsys Platform to fabless Partners," said Kevin Smith, Foundry Program manager at ARM. "The availability of the PrimeXsys Platform integrated with the Foundry Program core deliverables enables fabless design houses to accelerate their design time through a channel that fits their needs. It also means our fabless Partners will have access to a greater level of ARM Intellectual

Property (IP) at an appropriate entry point while having a manufacturing route offered through two of the world’s leading pure-play foundries."

With the combination of the ARM926EJ core, the PrimeXsys Platform and the Embedded Trace Macrocell module, ARM is able to offer OEMs a new level of choice and support when designing ARM core-based devices for a wide range of applications. By licensing the ARM926EJ core as part of its Foundry Program, TSMC and UMC are able to provide a valuable channel to designers targeting products based on one of ARM’s most successful cores, the ARM926EJ microprocessor, which has been licensed to more than 26 Partners since its launch in June 2001.

About ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology, for use in the design and manufacture of advanced system-on-chip (SoC) solutions. The Foundry Program builds a three-way partnership between ARM, an approved silicon foundry, and a fabless semiconductor company that accelerates the time-to-market for ARM core-based designs and enables OEMs without access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. There are currently 62 Partners in the Foundry Program. ARM now offers the ARM926EJ Prime Starter Kit, (combined ARM926EJ core, PrimeXsys Platform and Embedded Trace Macrocell module), the ARM7TDMI® core, the ARM922T(TM) core, the ARM946E(TM) core and the ARM1022E(TM) core through its Foundry Program

The ARM926EJ PrimeXsys Platform will come directly from ARM rather than being delivered through the Foundry Program. The new business model enables fabless design houses to gain access to the PrimeXsys Platform deliverables at the same time as the core deliverables, thereby giving them a starting point for their ARM926EJ core-based design.

Availability
The PrimeXsys Platform plus Design Kits for the ARM926EJ core and the Embedded Trace Macrocell module are available to lice directly from ARM immediately. Deliverables include design kits for the ARM926EJ core and the Embedded Trace Macrocell module plus RTL for the PrimeXsys Platform.

About ARM
ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

Key message points for journalists and analysts:

     With 26 licensed semiconductor Partners, the ARM926EJ core is now available to fabless Partners through the ARM Foundry Program. For the first time in this program, ARM is licensing the ARM926EJ Prime Starter Kit, a combined package of the ARM926EJ core, the PrimeXsys Platform and the Embedded Trace Macrocell module (ETM9) to fabless Partners

     TSMC and UMC are the first foundries to license the ARM926EJ core through the Foundry Program

     Licensing the ARM926EJ core through the Foundry Program not only makes it easier for fabless semiconductor companies to license ARM technology, but also provides an upgrade path for Foundry customers who have an existing ARM922T or ARM7TDMI core license

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Carolina Noguera
Text 100 for ARM
Tel: 1 415-836-5990

Email: carolinan@text100.com

- ends -

ARM, RealView and ARM7TDMI are registered trademarks of ARM Limited. ARM926EJ, ARM922T, ARM946E, ARM1022E, PrimeXsys, Jazelle, AMBA and Embedded Trace Macrocell are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

This press release was brought to you by Hugin Online, distributor of electronic press releases for companies listed on selected European stock exchanges. Address: http://www.huginonline.co.uk/ARM

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The Hugin Team

Item 6.

Key points for journalist and analysts:

  The new ARM1156T2(F)-S cores are ARM’s highest performance cores to date. Reaching new levels of code and data throughput by a combination of speed and efficiency allied with fault tolerance, the new cores will enable Partners to develop embedded control solutions for the automotive, storage, networking and imaging industries that will meet consumer demand for next-generation devices and applications.

  The ARM1156T2(F)-S cores will provide the memory and performance benefits of Thumb-2 core technology, a blended 16-bit and 32-bit instructions set, to enable higher performance, greater energy efficiency and lower memory costs.

  The ARM1156T2(F)-S cores are the next step in the ARM deeply embedded roadmap and enables ARM to continue to grow its position in non-wireless markets where the ARM946E-S and ARM966E-S cores have been highly successful

ARM CONTINUES TO DRIVE PERFORMANCE OF HIGHLY RELIABLE
APPLICATIONS WITH NEW BREED OF ARM11 CORES

ARM1156T2-S core and ARM1156T2F-S core address the requirements of fast, reliable and energy efficient applications for next generation devices

CAMBRIDGE, UK, - Oct. 13, 2003 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessors solutions, today announced at the Microprocessor Forum in San Jose, Calif., two new microprocessors from the ARM11™ family, the ARM1156T2-S™ core and the ARM1156T2F-S™ core. These new CPUs are based on the ARMv6 instruction set architecture and are targeted at a wide range of deeply embedded storage, automotive networking and imaging applications such as high-performance disk drives, digital still cameras, engine management units and cable modems.

The new cores extend the range of the ARM11 family of cores to provide new levels of CPU performance and throughput while adding specific functionality to help solve the design challenges of next-generation devices. Features added to the architecture include fault tolerant memory capabilities that are vital in the development of safety critical applications such as automotive safety critical systems.

The ARM1156T2-S and ARM1156T2F-S cores will be the first CPUs released that integrate ARM Thumb-2 core technology extensions, enabling Partners to further reduce memory system related costs. Thumb-2 core technology is a blended 16-bit and 32-bit instruction set architecture for low power, high performance and small footprint code, this delivers software solutions that are 26 percent smaller than existing ARM solutions and 25 percent faster than existing Thumb solutions. The ARM1156T2-S and ARM1156T2F-S cores also conform to the new AMBA™ 3.0 AXI bus specification for high-performance systems requiring high data throughput.

“In an increasingly competitive environment, system developers strive to balance the conflicting requirements for high-performance embedded systems with the need to maintain low costs while extending battery life,” said Richard Phelan, embedded cores manager at ARM. “With a new operating frequency of up to 550MHz1 in 0.13u process, Thumb-2 instruction set efficiency and the data throughput capabilities of the AMBA 3.0 AXI system bus, the ARM1156T2-S and ARM1156T2F-S cores equip Partners with the Intellectual Property (IP) necessary to address the high-performance requirements for a wide range of emerging embedded control applications.”

The increased capabilities of the ARM1156T2-S and ARM1156T2F-S cores provide an easy path for existing ARM946E-S™ and ARM966E-S™ core-based designs requiring extended capabilities and higher performance. The ARM1156T2F-S core includes a vector floating-point unit to accelerate the complex calculations necessary in automotive and imaging applications.

Both the ARM1156T2-S and the ARM1156T2F-S cores include the ARM-Synopsys RTL to GDSII Reference Methodology within the standard deliverables. The reference methodology significantly streamlines the process used by ARM Partners to port synthesizable ARM microprocessor cores to their chosen technologies, by potentially reducing the time required to harden and model the core.

_______________________
1 worst case figure for high performance foundry process

Availability and Tool Support
The ARM1156T2-S and ARM1156T2F-S cores are compatible with the ARM CoreSight™ enhanced debug and trace solution, also announced today at the Microprocessor Forum (see press release…CoreSight Debug and Trace Technology Available for Complete System-on-Chip Designs… Oct. 13, 2003). The ARM CoreSight solution builds on the company’s Embedded Trace Macrocell™ technology (ETM) and provides developers with benefits such as higher compression of trace information, system bus monitoring and trace units and on-chip trace buffer technology. The ARM1156T2-S and ARM1156T2F-S cores are also supported by the ARM RealView® Developer Suite software.

The ARM1156T2-S and ARM1156T2F-S cores will be released to ARM Partners in Q2 2004.

About ARM
ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM946E-S, ARM966E-S, ARM11, ARM1156T2-S, ARM1156T2F-S, Embedded Trace Macrocell, AMBA and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
 Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Text 100 Regional Office Contacts

Item 7.

Key points for journalists and analysts:

  The new ARM1176JZ-S and ARM1176JZF-S cores and PrimeXsys Platform represent the first products to implement the ARM TrustZone architecture for enabling a trusted computing platform for consumer devices such as DTV, smart phones, PDAs and wireless solutions to support the growing demand to conduct e-commerce transactions and securely download content through these next-generation devices

  The new cores and PrimeXsys Platform are also the first to integrate support for ARM Intelligent Energy Manager (IEM) technology for extended battery life and talk time

  The ARM1176JZ-S and ARM1176JZF-S core-based PrimeXsys Platform includes an AMBA 3.0 AXI system bus for higher memory bandwidth and simplified interconnect design

ARM ANNOUNCES NEW ARM11 CORES AND PLATFORM SUPPORT FOR
TRUSTED COMPUTING

ARM1176JZ-S core, ARM1176JZF-S core and PrimeXsys Platform to support enhanced security and lower power for consumer and wireless devices.

CAMBRIDGE, UK – Oct. 13, 2003 –ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at the Microprocessor Forum, San Jose, Calif., two additional new ARM11™ family microprocessors, the ARM1176JZ-S™ core and the ARM1176JZF-S™ core. These new CPUs also power a new version of the ARM11 core family-based PrimeXsys™ Platform. The new CPUs and PrimeXsys Platform are the first products to implement ARM® TrustZone™ technology for enhanced security in open operating system applications for portable and consumer devices, and are the first to integrate support for ARM Intelligent Energy Manager technology which reduces processor energy usage by up to 75 percent. The ARM1176JZ-S core and the ARM1176JZF-S core are based on the ARMv6 instruction set architecture and are targeted at service providers and operators that need to deliver products that support e-commerce and secure download of content through these next-generation of consumer devices.

The new cores and platform with the ARM TrustZone technology provide built-in support to meet the needs for enhanced security in next-generation consumer and wireless devices. The combination of TrustZone technology with trusted software can protect the operating system, the protocol stack and the network against attack as well as securing users’ e-commerce data and downloadable applications, games and media content. ARM TrustZone technology enables protection of code and data across the entire memory architecture, for the first time in the embedded, portable and consumer computing market space.

“As concern continues to increase over security in next-generation consumer and wireless devices, a trusted computing environment is required to meet the critical data protection and privacy needs of operators, service providers and consumers,” said David Cormie, CPU product manager, ARM. “The integration of ARM TrustZone technology into the new cores and platform provides an ideal foundation for trusted computing devices. For the first time, system designers can address security with the TrustZone technology at the very heart of their chip. Users will benefit from a wider choice of down-loadable content, and operators from increased revenue-generation, without compromising the security of the network.”

The new cores and platform also integrate support for the new ARM Intelligent Energy Manager (IEM) technology which reduces processor energy usage by up to 75 percent providing extended battery life or talk time for mobile users. In addition, the new cores include the AMBA™ 3.0 AXI System Bus Interface for higher memory bandwidth, simplified interconnect design and reduced time to market. Both cores integrate ARM Jazelle® technology for efficient embedded Java execution. The ARM1176JZF-S core also includes a floating-point coprocessor, which makes it particularly appropriate for embedded 3D graphics applications. Both cores are synthesizable and are expected to achieve 333-550MHz worst-case performance on a range of 0.13-micron processes.

Together, the ARM1176JZ(F)-S cores and the PrimeXsys Platform provide a secure, low-power design including an AMBA 3.0 AXI backbone, control for dynamic frequency and voltage scaling, and a system-level TrustZone hardware and software reference design. The platform also includes ARM CoreSight™ technology, announced today, to provide a world leading debug and trace solution Forum (see press release…CoreSight Debug and Trace Technology Available for Complete System-on-Chip Designs… Oct. 13, 2000).

Both the ARM1176JZ-S core and the ARM1176JZF-S core include the ARM-Synopsys RTL to GDSII Reference Methodology within the deliverables. The reference methodology significantly streamlines the process used by ARM Partners to port synthesizable ARM microprocessor cores to their chosen silicon technologies, by potentially reducing the time required to harden and model the core.

About TrustZone technology
TrustZone technology provides a secure foundation for systems running open Operating Systems (OS), such as Linux, Palm OS®, Symbian OS and Windows CE. In addition, TrustZone technology complements secure application environments such as Sun Microsystems’ Java™ technology by making security implementation on devices more efficient. ARM TrustZone technology is implemented within the microprocessor core itself and extended into the system design, enabling the protection of on-chip memory and peripherals. Since the security elements of the system are designed into the core hardware, security issues surrounding proprietary, non-portable solutions outside the core are removed. In this way, security is maintained as an intrinsic feature at the heart of every device, with minimal impact to the core area or performance, while enabling developers to build any additional security, for example cryptography, onto the secure hardware foundation.

About Intelligent Energy Manager Technology
The ARM Intelligent Energy Manager solution implements advanced algorithms to optimally balance processor workload and energy consumption, while maximizing system responsiveness to meet end-user performance expectations. The Intelligent Energy Manager technology works with the operating system and applications running on the mobile phone to dynamically adjust the required CPU performance level through a standard programmer’s model. National Semiconductor’s PowerWise on-chip macrocell then adaptively sets the minimum required power supply delivered by the external compliant power management chip.

Availability
The ARM1176JZ-S core and the ARM1176JZF-S core will be released to ARM Partners in Q2 2004. The PrimeXsys Platform will be available in Q3 2004.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

- ends –

ARM and Jazelle are registered trademarks of ARM Limited. ARM11, ARM1176JZ-S, ARM1176JZF-S, TrustZone, PrimeXsys, CoreSight and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Carolina Noguera
Text 100 for ARM
Tel: 1 415-836-5990
Email: carolinan@text100.com

Item 8.

Key points for journalists and analysts:

  CoreSight technology provides the most complete debug and trace solution for the entire system-on-chip. It makes ARM core-based SoCs the easiest to debug and thus speeds development of higher quality products

  CoreSight technology builds on ARM’s current Embedded Trace Macrocell technology (ETM), which is widely licensed and supported by the leading tool vendors.

  The CoreSight on-chip debug and trace solution together with the off-chip ARM RealView development tools to provide many benefits to both software developers and silicon manufacturers. For developers, it provides a faster time-to-market; for manufacturers, it has a low overhead cost, makes their devices more attractive to a product developer and can be leveraged for all cores and complex peripherals.

CORESIGHT DEBUG AND TRACE TECHNOLOGY AVAILABLE FOR
COMPLETE SYSTEM-ON-CHIP DESIGNS

New CoreSight technology provides complete system-wide visibility into complex, multi-core system-on-chip

CAMBRIDGE, UK – Oct. 13, 2003 – ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced its new CoreSight™ technology at the Microprocessor Forum in San Jose, Calif. Developed as the most comprehensive debug and trace solution for complete system-on-chip (SoC) designs, CoreSight technology provides system-wide visibility through the smallest port, significantly reducing time-to-market for developers. ARM® CoreSight technology provides the highest standard of debug and trace capabilities and can be leveraged for all cores and complex peripherals. The technology is designed to meet the wide range of needs of embedded developers and silicon manufacturers, such as providing wide system visibility with minimal overhead, thus reducing processor costs.

CoreSight technology builds on the ARM Embedded Trace Macrocell™ (ETM) real-time trace module, which is capable of instruction and data tracing inside a core and adds a wider range of functionality and systems including the tracing of multiple ARM cores, ARM and DSP cores, complex peripherals and busses. CoreSight

- more -

technology, together with the ARM RealView® development tools, provides the developer with an integrated solution from a single supplier. As with the ARM Embedded Trace Macrocell technology, which is currently widely licensed and supported by the leading tool vendors, CoreSight technology sets the standard for SoC debug around which semiconductors manufacturers and tools vendors can achieve real interoperability.

“In the heavily populated embedded product marketplace, our Partners are always looking for technologies that give them a competitive edge,” said William Orme, development systems program manager at ARM. “With the ARM CoreSight technology, Partners are equipped with system-wide monitoring and profiling capabilities in one package, giving them the tools they need to bring products to market quickly and with greater performance and reliability.”

ARM CoreSight technology rapidly resolves different software bugs through the simultaneous tracing of multiple cores and AMBA™ bus activity. In addition to halting and testing all cores at once, CoreSight technology provides debug access to AMBA interconnect memory and peripherals without interrupting the processor, for hard real-time developments. For silicon manufacturers, the ARM CoreSight technology’s higher compression rates provide a solution that extends debug and trace capabilities into new, higher frequency processor technologies. Using CoreSight technology, manufacturers can lower product cost by reducing the number of pins needed for debug, as well as the silicon area needed for on-chip trace buffers. Two products, ARM CoreSight technology for the ARM11™ Family, and ARM CoreSight technology for the ARM9™ Family, are available for licensing now, with delivery 1H 2004.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in markets such as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

-ENDS-

ARM and RealView are registered trademarks of ARM Limited. ARM11, ARM9, AMBA, Embedded Trace Macrocell and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
email: michelle.spencer@arm.com

Item 9.

EMBARGO UNTIL 10AM UK TIME, MONDAY, 13 OCTOBER 2003

ARM DELIVERS TRUSTED COMPUTING AND HIGH PERFORMANCE
APPLICATIONS WITH INTRODUCTION OF NEW CORES, PLATFORM
SUPPORT AND DEVELOPER TOOLS

New cores targeted at automotive, consumer, storage, wireless, networking and imaging

CAMBRIDGE, UK – Oct. 13, 2003 –ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today introduced at the Microprocessor Forum, San Jose, Calif., significant new technologies that bring trusted computing and high performance embedded real-time applications to the marketplace. ARM has introduced new ARM11™ family microprocessors, the ARM1176JZ(F)-S™ cores and the ARM1156J(F)-S™ cores; a new version of the ARM11 PrimeXsys™ Platform powered by the ARM1176JZ(F)-S CPUs; and its new CoreSight™ technology, a debug and trace solution for complete system-on-chip (SoC) designs.

With these announcements, ARM is introducing a series of new technologies that deliver next-generation solutions for consumer, wireless, automotive, storage, networking and imaging devices, including:

  The ARM1176JZ(F)-S CPUs and PrimeXsys Platform are the first products to implement ARM® TrustZone™ technology for enhanced security in open operating system applications for portable and consumer devices. The ARM1176JZ(F)-S cores are targeted at service providers and operators that need to deliver products that support e-commerce and secure download of content through next-generation consumer devices such as DTV, smart phones, PDAs and wireless solutions.
  The ARM1156T2(F)-S cores will be the first CPUs released that integrate
  Thumb®-2 core technology extensions, enabling Partners to increase performance and energy efficiency and further lower memory costs. The new ARM1156T2(F)-S cores are the next step in the ARM deeply embedded roadmap and enable ARM to grow its position in non-wireless markets including storage, automotive, networking and imaging in applications such as high-performance disk drives, digital still cameras, engine management units and cable modems. The new cores also integrate support for the new ARM Intelligent Energy Manager (IEM) technology which reduces processor energy usage by up to 75 percent providing extended battery life or talk time for mobile users.
  The ARM CoreSight™ technology is a new debug and trace solution that provides system-wide visibility through the smallest port, significantly reducing time-to-market for developers. CoreSight technology builds on the ARM Embedded Trace Macrocell™ (ETM) real-time trace module, which is widely licensed and supported by the leading tool vendors. Together with the ARM RealView® development tools, CoreSight technology provides the developer with an integrated solution from a single supplier.

“In an increasingly competitive environment, our Partners are always looking for tightly integrated microprocessor cores and supporting development tools, which will reduce development times, maintain low costs and increase performance while delivering better products,” said Mike Inglis, executive vice president, Marketing, ARM. “We continue to meet our Partners’ needs with new technologies that address issues of security, performance and reliability. With the launch of the ARM1156 CPUs, ARM1176 CPUs, the new PrimeXsys Platform and CoreSight technology, we are meeting expectations for high-performance applications and trusted computing.”

The new ARM11 core family members are based on the ARM11 microarchitecture, which ARM announced in April 2002, and first brought to market through the ARM1136J-S™ core and the ARM1136JF-S™ core in October 2002. The microarchitecture itself is based on the ARMv6 instruction set architecture, which was announced in October 2001.

Availability
The ARM1176JZ(F)-S and ARM1156T2(F)-S microprocessor cores will be released to ARM Partners in Q2 2004. The PrimeXsys Platform powered by the ARM1176JZ(F)-S CPUs will be available in Q3 2004. ARM CoreSight technology is available for licensing now, with delivery 1H 2004.

About ARM
ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

- ends –

ARM, Thumb and RealView are registered trademarks of ARM Limited. ARM11, ARM1136J-S, ARM1136JF-S, ARM1176JZ-S, ARM1176JZF-S, ARM1156J(F)-S, ARM1156T2(F)-S, TrustZone, PrimeXsys, CoreSight and Embedded Trace Macrocell are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Carolina Noguera
Text 100 for ARM
Tel: 1 415-836-5990
Email: carolinan@text100.com

Item 10.

Key points for journalists and analysts:

  ARM has extended the RealView family of hardware development solutions with the launch of the Versatile family, which includes the first ARM board, based on a highly integrated development chip designed around the ARM926EJ-S PrimeXsys Platform.

  The RealView Versatile family offers faster hardware and software debug time resulting in lower engineering costs and time-to-market.

  Developers have traditionally had to choose between performance and accuracy when emulating ASICs. The RealView Versatile family enables ASIC development around the ARM926EJ-S PrimeXsys Platform without a performance hit.

  ARM makes available to developers the world’s first silicon implementation of the PowerVR’s MBX 3D graphics technology, destined for future mobile and consumer devices.

  The Versatile family will help the adoption of the ARM926EJ-S PrimeXsys platform as an industry standard and pull through licensing revenue. By improving time to market for developers, return in the form of royalties to ARM, will come in earlier.

ARM EXTENDS REALVIEW SOLUTION WITH NEW VERSATILE
FAMILY OF HARDWARE DEVELOPMENT TOOLS

The ARM Versatile family enables ASIC prototyping and application development at real system speed resulting in faster time-to-market

CAMBRIDGE, UK – Oct. 15, 2003 –ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that it has extended the RealView® hardware development solution with the launch of the Versatile family of hardware development boards. This family includes the first development board to support both the ARM926EJ-S™ PrimeXsys™ Platform and a range of integrated high performance IP, such as Imagination Technologies’ PowerVR MBX 3D graphics acceleration technology, implemented in a system on chip.

The RealView Versatile family complements the existing ARM Integrator™ family, offering both high performance and flexibility. The performance-critical parts of a system have been combined into a development chip to enable ASIC emulation and software development at near to real system speed. This solution enables prototyping systems to operate with bus speeds of up to 90MHz. The ARM926EJ-S core can operate in excess of 230MHz. The development chip includes a variety off-chip bus interfaces to maintain flexibility in user defined expansion.

“Until now, system-on-chip developers needed to choose between performance and accuracy of emulation. The RealView Versatile family enables ASIC development with performance equivalent to the final environment,” said Mark Snook, product manager, RealView Hardware Solutions, ARM. “The Versatile family, in conjunction with RealView software tools, extends the range of the ARM development solution to address the needs of system and application developers.”

The first board in the Versatile family is the RealView Versatile Platform Baseboard. Based on an integrated development chip, this board has been designed specifically for ASIC emulation and prototyping, and supports advanced 3D graphics application development around ARM and PowerVR MBX cores.

This is the first time Imagination Technologies’ PowerVR MBX IP has been realized in silicon, enabling developers to prototype applications that will port easily to future consumer devices.

“The ARM RealView Versatile Platform enables manufacturers to short circuit the design cycle for next-generation mobile phones and PDAs,” said John Metcalfe, VP Business Development (PowerVR), Imagination Technologies plc. “These products will require PowerVR MBX’s advanced graphics performance and capabilities, for the applications needed to draw in new consumers and maintain the phone-replacement market. The Versatile Platform lets manufacturers engage with software and application developers now to enable this vital content.”

The RealView Versatile Platform Baseboard provides an AMBA™ Multi-layer AHB prototyping environment. External bus interfaces on the development chip, which enable bus layers inside the chip to be routed to expansion logic, provide access to the multiple bus layers of the PrimeXsys Platform architecture. The development chip integrates high performance IP such as memory and DMA controllers and the ARM VFP9-S™ coprocessor around the ARM926EJ-S core. The vector processing capability of the ARM VFP9-S coprocessor offers increased performance for imaging applications such as scaling, 2D and 3D transforms, font generation, and digital filters.

The development chip also includes an implementation of the ARM MOVE™ coprocessor which significantly improves the motion estimation capability required for applications like MPEG encode through hardware assistance for sum-of-absolute-differences (SAD) calculations.

The RealView Versatile Platform Baseboard for the ARM926EJ-S core will be available from December 2003 for $5000. A range of LCD kits and a PCI expansion backplane will be released early in 2004.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

- ends –

ARM and RealView are registered trademarks of ARM Limited. ARM926EJ-S, Integrator, AMBA, VFP9-S, MOVE and PrimeXsys are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: 0208 996 4141

James Lambert	Michelle Spencer
Text 100 Public Relations	ARM

0208 996 4137	01628 427780
james.lambert@text100.co.uk	Michelle.Spencer@arm.com

Drennan du Plooy
Text 100 Public Relations
0208 996 4131
mailto:drennan.duplooy@text100

Item 11.

Key points for journalists and analysts:

  This licensing agreement extends an existing relationship between ARM and Motorola, reinforces their commitment to the ARM architecture.

  The ARM1136J-S core and the ARM1136JF-S core supports Motorola’s mobile roadmap for multimedia handhelds such as advanced PDAs and smartphones by enabling the production of the ARM1136J-S and the ARM1136JF-S core-based products for low-power consumption, a high-performance memory system design, small size, high code density and powerful instruction.

  This agreement will further strengthen the presence of Motorola and ARM in the wireless market.

MOTOROLA EXTENDS COMMITMENT TO ARM TECHNOLOGY
ROADMAP

Motorola’s development on ARM11 core family enables high performance, low power, next-generation wireless devices

AUSTIN, TX AND CAMBRIDGE, UK – Oct. 15, 2003 – Motorola’s Semiconductor Products Sector, the world’s leading producer of embedded processors, and ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at the Microprocessor Forum, in San Jose, Calif., an extension to their strategic partnership with a new licensing agreement. Motorola has licensed the ARM1136J-S™ core and the ARM1136JF-S™ core to create innovative, high-performance, ARM1136™ core-based, feature-rich wireless devices. The ARM1136 cores are designed to meet high-performance demands of next-generation devices such as smartphones and PDAs.

Motorola continues to license and incorporate ARM technology into its wireless product portfolio. Motorola will be presenting its next-generation Innovative Convergence™ Platform architecture featuring the ARM11™ core family at the Microprocessor Forum.

“Motorola is changing the rules for cellular platform development, meeting the demands of next-generation mobile multimedia devices enabling optimal performance and low-power consumption,” said Omid Tahernia, vice president and director, Wireless and Mobile Systems Group, Motorola Semiconductor Products Sector. “This announcement illustrates ARM’s support for our multimode, multifrequency roadmap for a new category of mobile products.”

“Motorola’s latest licensing agreement with ARM demonstrates the continuing momentum of the ARM11 core family in the industry,” said John Rayfield, VP, US Marketing, ARM. “Our strategic relationship enables ARM to provide Motorola with the latest, most innovative microprocessor core technology for their leading-edge products while in turn, driving momentum for the ARM architecture in the wireless space.”

The ARM1136J-S and the ARM1136FJ-S microprocessor cores feature a combination of high performance, low power, small size, high code density and powerful instruction set architecture to target next-generation, high-volume products across a broad range of market applications. These cores are designed to meet the low power needs of battery-powered and high-density embedded applications and feature ARM Jazelle® technology for Java® acceleration and ARM Thumb® instruction set, ensuring that ARM11 core family-based solutions are ideally positioned for innovative applications in networking, wireless, automotive and consumer entertainment.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Motorola
Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

ENDS

ARM, Thumb and Jazelle are registered trademarks of ARM Limited. ARM11, ARM1136, ARM1136J-S, and ARM1136FJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

MEDIA CONTACTS:

ARM
Michelle Spencer
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Johanna Drake
Text 100 Public Relations
Tel: +44 020 8996 4146
Email: johanna.drake@text100.co.uk

Motorola Press Contact
North America
Andrea Crocker
Motorola
+1 (512) 895-7714
andrea.crocker@motorola.com

Item 12.

NEC ELECTRONICS AND ARM ANNOUNCE LONG-TERM STRATEGIC
COLLABORATION

NEC Electronics and ARM to co-develop and co-market next-generation multiprocessor-based CPU cores for home and automotive multimedia applications, and mobile handset markets

KAWASAKI, JAPAN AND CAMBRIDGE, UK — Oct. 20, 2003 – NEC Electronics Corporation (TSE: 6723), a global leader in the manufacture and sales of System LSI solutions, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced a long-term strategic partnership.

The collaboration includes the co-development and marketing of a next-generation multiprocessor core based on Symmetric Multi-Processor (SMP)1 technology. The strategic collaboration is aimed at extending the two companies’ businesses within application-rich domains by leveraging the broad range of software developed for the ARM® core family and the multiprocessing technology from NEC Electronics.

This agreement between the two companies underlines NEC Electronics’ strategy to promote the multiprocessor core-based products, based on the high-performance, low-power ARM11™ microarchitecture for NEC Electronics’ next-generation, high-volume products such as home and automotive multimedia applications, and mobile handsets.

The next-generation CPU core is a high-performance embedded multiprocessor applying a leading-edge parallel processing technology and delivering better power efficiency than conventional CPU cores. ARM and NEC Electronics will also jointly develop software for the next-generation CPU core.

“Our partnership with NEC Electronics is a very significant endorsement for the ARM architecture, and will further strengthen momentum for the ARM11 technology in

_______________________________
1 . SMP (Symmetric Multi-Processor) consists of identical processors connected symmetrically. The SMP Operating System automatically balances the processor loads by migrating tasks among processors, and achieves high-performance scalability with existing programs developed for non-multiprocessing system

NEC Electronics’ key sectors of automotive and home multimedia, and wireless,” said Warren East, CEO, ARM. “By collaborating with a global leader such as NEC Electronics, ARM is creating a new generation of high-performance solutions for media-rich consumer applications.”

“We view this next-generation processor core as a key technology to expand the application-rich markets from car multimedia to mobile consumer,” said Hirokazu Hashimoto, executive vice president, NEC Electronics Corporation. “The core will be a combination of NEC Electronics’ multiprocessing technology and the ARM core architecture, which is widely deployed in various products including mobile handsets. The co-development and co-marketing by the two companies will greatly accelerate the introduction and promotion of this key innovative multiprocessor technology.”

Under this agreement, NEC Electronics has licensed the ARM11 family as well as ARM966E-S™ core and the VFP9™ vector floating-point co-processor. The company has been an ARM Partner since 1995 with the ARM7TDMI® core license, and followed this in 2000 with a license for the ARM946E-S™ core for use in mobile handsets.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About NEC Electronics
NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). In addition to marketing, selling and supporting NEC Electronics products to customers in their respective regions, NEC Electronics America and NEC Electronics Europe also operate local manufacturing facilities in Roseville, California, and Ballivor, Ireland, respectively. Additionally, NEC Electronics America for North America and NEC Electronics Europe for Europe are the sales and marketing channels of NEC AM-LCD and PDP modules. For additional information about NEC Electronics worldwide, visit www.necel.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM946E-S, ARM966E-S, ARM11 and VFP9 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd; ARM France SAS; and ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

NEC Electronics either a registered trademark or trademark of NEC Electronics Corporation in Japan and/or other countries.

Contact Details:

ARM PRESS OFFICE: +44 (0)208 996 4141

James Lambert	Michelle Spencer
Text 100 Public Relations	ARM
0208 996 4137	01628 427780
james.lambert@text100.co.uk	Michelle.Spencer@arm.com
Drennan du Plooy
Text 100 Public Relations
0208 996 4131
mailto:drennan.duplooy@text100.co.uk

NEC ELECTRONICS:

Japan
Seiko Yabuuchi
NEC Electronics Corporation
+ 81-44-435-1664
press@necel.com

United States	Europe
Denise Viereck Garibaldi	Oliver Luettgen
NEC Electronics America, Inc.	NEC Electronics (Europe) GmbH
(408) 588-6620	+ 49-211-6503-469
denise_garibaldi@necelam.com	luettgeno@ee.nec.de

Item 13.

ARM ANNOUNCES NEW PRIMECELL PERIPHERAL
FOR MEMORY STICK PRODUCTS

CAMBRIDGE, UK - Oct. 22, 2003 – ARM [(LSE:ARM); Nasdaq: ARMHY], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced a new member of its PrimeCell® peripheral product family, the PL200 Memory Stick Host Controller for Memory Stick products. With technical support from Sony Corporation to ensure compatibility with the Memory Stick format including Memory Stick PRO, ARM developed the PL200 controller, which is widely used in products such as PDAs, cameras, mobile phones and electronic automotive solutions.

“ARM’s introduction of new Memory Stick solutions based on its technology will facilitate the development of Memory Stick products by other manufacturers, which will help to realize the further expansion of the Memory Stick connected world,” said Masaharu Yanaga, senior general manager, Memory Stick Division, Recording Media Company, Micro Systems Network Company, Sony Corporation. “The new PrimeCell PL200 product is highly efficient, and is a recommended solution for manufacturers who develop Memory Stick products.”

“The two companies have been in a collaborative relationship,” said Takio Ishikawa, president, ARM KK. “The strength of our relationship has enabled a new level of collaboration, which has resulted in the ARM® PrimeCell PL200 Host Controller becoming the preferred solution for the Memory Stick format.”

The ARM PrimeCell PL200 Memory Stick Host Controller interfaces between the AMBA™ system bus and Memory Stick. It is supplied with a comprehensive software driver, which provides ease of system integration and a low gate count.

The ARM PrimeCell PL200 Memory Stick Host Controller is now available to licensees of the Memory Stick protocol. For more information, please go to the ARM website, www.arm.com.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM and PrimeCell are registered trademarks of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: 0208 996 4141

James Lambert	Michelle Spencer
Text 100 Public Relations	ARM
Tel : +44 208 996 4137	Tel : +44 1628 427780
james.lambert@text100.co.uk	Michelle.Spencer@arm.com

Drennan du Plooy
Text 100 Public Relations
Tel : +44 208 996 4131
mailto:drennan.duplooy@text100.co.uk

Item 14.

AIL JOINS THE ARM TECHNOLOGY ACCESS PROGRAM

Japanese membership increased to five,
which expands total design service capability within the ATAP program

CAMBRIDGE, UK and TOKYO, JAPAN – Oct. 22, 2003 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, and AIL, an LSI design company, today announced that AIL has joined the ARM® technology access program (ATAPTM). Under this agreement, AIL will provide SoC designs based on the ARM® core with low-power consumption, small area and high speed. As a leading university-launched venture company in the semiconductor industry, AIL is positioned to convert the fruits of its research in LSI design technology rapidly into working technologies.

With the addition of AIL to the ATAP program, this brings the number of participants in Japan to five, further enhancing ARM design services in Japan. This also demonstrates the increasing demand for solution services for ARM core-based system-on-chip (SoC) designs.

“With our Hyper-LSI DesignTM technology, which combines power-efficiency, area reduction, and speed improvement of LSI logic circuits, AIL has seen many successful applications of highly-optimized LSI designs, mainly in mobile phones and digital home electronics,” said Kazuo Taki, representative director, AIL. “Joining the ATAP program will enable AIL to provide ARM Partners with highly optimized implementations of ARM CPU cores, as well as SoC designs including these cores, thanks to the design technology and expertise we have fostered.”

“AIL bring their extensive experience in silicon design tuning technologies to ARM core based SoC design” said David Lewis, ATAP program manager at ARM. “By using these technologies, AIL will provide high value-added design solutions to ARM Partners and OEMs, such as outstanding SoC performance, significant reductions in power consumption, lower costs due to reduced silicon area, and other benefits.”

About the ATAP Program
ATAP design Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ATAP program, please email info@arm.com or visit the ARM website.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

About AIL (AIL Co., Ltd.)
AIL is technology-oriented company founded in 1995 with collaboration with Kobe University. AIL holds its own LSI design methodology and patented library technology for low power, small layout area and high speed LSI design. AIL provides highly optimized LSI design services especially on hard macro core design. There are already many actual designs in market, e.g. a matched filter core for the 3G cellular phone LSI (1/4 power consumption and 1/3 layout area of that of a conventional design), a read channel core for the DVD front end LSI (40% speed up), high speed or low power ARM CPU cores and DSP cores, etc.

AIL currently covers core development which will be built in SoC of digital appliances and cellular phones, and it is expanding services to a total SoC design further. More information on AIL is available at http://www.ailabo.co.jp .

- ends –

ARM is a registered trademark of ARM Limited. ATAP and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

“Hyper-LSI Design” is a trademark of AIL Co., Ltd.

Item 15.

ARM JOINS CONSUMER ELECTRONICS LINUX FORUM (CELF)

ARM joins technology industry leaders to promote wider consumer uptake of Linux

CAMBRIDGE, UK - Oct. 27, 2003 –ARM [(LSE:ARM}; Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced its associate membership in the Consumer Electronics Linux Forum (CELF).

Established in June, the CELF is an industry group focused on advancing Linux as an open source platform for consumer electronics devices such as personal digital assistants (PDAs), handheld computers and other audio visual devices. CELF members collaborate, clarify and codify issues, designs and specifications required by Linux that need to be addressed by the open source community. ARM joins other high-profile members including Motorola, NEC, Samsung, ST, and Texas Instruments, and founding members Matsushita and Sony.

Membership in the CELF coincides with work ARM has already undertaken to develop and use embedded Linux on its core-based microprocessors.

“While Linux has been gaining momentum as a desktop operating system, changes from both a technical and architectural standpoint are needed to help the platform reach its full potential in a consumer electronics environment,” said Mary Inglis, director, Operating Systems and Alliances, ARM. “ARM is joining a valuable resource in the CELF. It is part of our long-term support for the Linux platform, and to help bring Linux into products people use everyday.”

ARM will participate in the Forum’s various industry-leading working groups, addressing and collaborating on embedded technology changes required to adapt to Linux, such as kernel design, size constraints, performances rates and power management issues within microprocessor cores.

“Linux’s open-source nature, which frees developers and users from the constraints of proprietary middleware, also has many challenges. ARM is committed to working with CELF members on enhancing architectures, as well as maintaining industry quality controls, security and standards,” added Mary Inglis.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE : 020 8996 4141

Johanna Drake	Michelle Spencer
Text 100 Public Relations	ARM
Tel : +44 (0)20 8996 4100	Tel : +44 (0)1628 427780
johanna.drake@text100.co.uk	Michelle.Spencer@arm.com

Item 16.

AVERANT AND ARM ANNOUNCE SOLIDAHB

AMBA PROTOCOL CHECKER

CAMBRIDGE, UK, AND ALAMEDA, Calif. – Oct. 28, 2003– ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, and Averant Inc., a leading provider of advanced design verification technology for RTL designers, today announced the release of the SolidAHB static functional verification tool dedicated to verifying the AMBA™ AHB bus protocol.

ARM is working with Partners across the design chain to ensure that customers designing ARM® core-based embedded systems using AMBA IP can take full advantage of new innovations in design methodologies and tools. The SolidAHB tool from Averant enables customers to verify the ARM AMBA protocol rules using formal methods.

A key verification task for today’s system-on-chip designers is to ensure that each component in the system obeys the interconnecting bus protocol. Failure to achieve this can result in poor product quality, ASIC re-spins, and delayed entry into the market with corresponding loss of revenues.

To address the issues of protocol compliance, the two companies have worked together to develop the SolidAHB tool which is dedicated to verifying that candidate designs obey the AMBA bus protocols. The SolidAHB tool, which is based upon Averant’s Solidify product, implements a formal, exhaustive, proof of correctness against a pre-defined set of AMBA technology rules. No testbenches or test vectors are required.

Under the agreement, ARM has licensed the ARM AHB and APB protocol rules to Averant who will be responsible for sales and support of the SolidAHB tool worldwide.

“Formal methods offer an innovative new approach for the verification of AMBA bus protocols, as the static nature means that verification is much faster than through simulation, and corner cases are more readily exposed,” said Tim Mace, AMBA product manager, ARM. “The definition of correct AMBA technology behavior, through the development of AMBA protocol rule sets, has done much to enhance the value of AMBA technology within the industry. By integrating our AMBA protocol rule sets into the SolidAHB tool, developers will now have a high-performance verification tool that can rigorously check designs against the AMBA protocol rules.”

The SolidAHB tool encapsulates the AMBA AHB protocol rules enabling ‘push-button’ verification of designs against the AHB protocol specification. If all rules pass exhaustively, then the user has formally proven that their design is fully compliant with the AHB protocol.

If a design fails a particular rule, the SolidAHB tool will produce a set of simulation vectors that when applied to the design in a traditional simulation environment will exhibit the failing behavior. The user can then use this information to quickly debug the design.

“We partnered with ARM in the important area of AMBA protocol verification because we believe ARM’s creation and endorsement of the property sets, coupled with the ease of use, execution speed and exhaustive nature of the SolidAHB tool will make this a compelling product in the market place,” said Ramin Hojati, president, Averant.

For further information and to evaluate the product please contact: info@saros.co.uk www.saros.co.uk/solidahb

About Averant
Averant Inc., founded in 1997, is a privately held EDA company pioneering the new methodology and technologies for static functional verification. Averant provides Solidify™, a design tool that delivers unprecedented performance in block-level verification for RTL designs. It is a high-capacity, static RTL analysis tool that verifies the functional behavior of Verilog or

VHDL blocks without using simulators or test vectors. Solidify improves design quality, reduces risk and uncertainty, shortens design cycles, and reduces the need for simulation based verification. Averant’s products are easily incorporated into synthesis, IP reuse, and FPGA design flows. Averant is on the web at www.averant.com, or can reached by email at info@averant.com.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ENDS

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3 , 2003

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer